Exhibit 99.1

ATA Announces Results of Annual General Meeting of Shareholders

Beijing, China, December 18, 2017 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced that its 2017 Annual General Meeting of Shareholders (“AGM”) was held on Monday, December 18, 2017. All of the proposals submitted to shareholders at the 2017 AGM were approved.

Specifically, shareholders approved:

1.              Re-election of Andrew Yan to serve as class B director of the Company;

2.              Re-appointment of KPMG Huazhen LLP as the Company’s independent auditor for the fiscal year ending December 31, 2017; and

3.              Approval and ratification of the Amendment and Restatement of 2008 Employee Share Incentive Plan of the Company.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of September 30, 2017, ATA’s test center network comprised 3,256 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 94.0 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com